FILED BY OCEANFIRST FINANCIAL CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: PARTNERS BANCORP

COMMISSION FILE NUMBER: 033-21202

On November 4, 2021, OceanFirst Financial Corp. held a conference call regarding its previously announced proposed acquisition of Partners Bancorp. A transcript of such call is set forth herein.

Corporate Participants

•	Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

•	Joseph J. Lebel - OceanFirst Financial Corp. - President & COO

•	Michael J. Fitzpatrick - OceanFirst Financial Corp. - Executive VP & CFO

•	Jill Apito Hewitt - OceanFirst Financial Corp. - Senior VP & IR Officer

Operator

Hello, and welcome to the OceanFirst Financial Bancorp investors conference call. My name is Emma, and I will be your operator today.

It’s now my pleasure to hand the call over to Jill Hewitt, Investor Relations Officer, to begin. Please go ahead.

Jill Apito Hewitt - OceanFirst Financial Corp. - Senior VP & IR Officer

Thank you, Emma. Good morning all, and thank you all for joining us this morning. I’m Jill Hewitt, Investor Relations Officer at OceanFirst Financial Corp.

Before we begin, I want to remind you that information contained in the presentation and many of our remarks today may contain forward-looking statements that are subject to numerous risk and uncertainties. Actual results may differ materially from those projected or forecasted as a result of such risks and uncertainties. Please refer to the slides on Pages 2 and 3 of the presentation as well as our SEC filings, including the risk factors in our 10-K, where you will find factors that could cause actual results to differ materially from these forward-looking statements.

Now it is my pleasure to turn the call over to our host today, Christopher Maher, OceanFirst Financial Corp. Chairman and Chief Executive Officer.

Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

Thank you, Jill. Good morning, and thank you all for taking the time to join this conference call regarding OceanFirst Financial Corp.’s agreement to acquire Partners Bancorp. Before we jump in, please note that Partners Bancorp is a bank holding company that includes Virginia Partners Bank and Bank of Delmarva. Virginia Partners Bank operates under the trade names Virginia Partners Bank and Maryland Partners Bank while Bank of Delmarva operates under the trade names Bank of Delmarva and Liberty Bell Bank.

This morning, I’m joined by Joe Lebel, our President and Chief Operating Officer; and Mike Fitzpatrick, our Chief Financial Officer. During the call, we may refer to a slide presentation that was made available on our website early this morning. I’ll make a few opening comments to frame the rationale for this transaction as well as a targeted financial opportunity before we open the line to questions.

Before I begin, I want to take a moment to express my appreciation for the Partners team. Partners has built an attractive franchise in markets that we’ve been targeting over the past year, and we’re excited to have the opportunity to welcome their team into the OceanFirst family. We worked together for the past few months and have come to appreciate the professional commercial banking teams that have been propelling their growth.

Let’s cover the transaction metrics. OceanFirst is offering Partners shareholders their choice of either 0.4512 shares of OceanFirst common stock for each Partners share or $10 in cash for each Partners share. For the purposes of modeling, we estimate final settlement to be 80% stock and 20% cash, although we are contractually committed to allocate up to a maximum of 40% cash and would be happy to settle the transaction at that level of cash. All further estimates are based on this 80-20 settlement.

This results in a total transaction value of $186 million or 146% of tangible book value. The tangible book value dilution of approximately 4% would be earned back in just about 3 years. Given the multiple bank charters and multiple core processing environments, expense reductions are expected to total approximately 40% of Partners’ current expense base. As a result, this opportunity is about 4% accretive to earnings per share in 2022 and 10% accretive to earnings per share in 2023.

As we’ve often noted, perhaps the most important metric for us in acquisitions is the P/E ratio after cost saves are achieved. Given the operating leverage opportunity in this transaction, we estimate that the price structure for the acquired business will equate to a P/E ratio following cost saves well under 8x earnings. With our industry’s long-term price earnings valuation of 12x earnings and our peer group average of over 13x earnings, we have the opportunity to create material value for OceanFirst shareholders.

This opportunity appealed to OceanFirst for a variety of reasons. First and foremost, we are highly focused on growing our commercial banking business. The commercial bankers at Partners are central to this opportunity, and they are not just committed but truly excited to be joining OceanFirst. As part of OceanFirst, these commercial bankers will have the balance sheet, lending products, treasury products and digital banking tools to be even more competitive. That’s the primary and most important objective for all of us.

This transaction extends OceanFirst’s branch-light commercial banking model into Salisbury, Annapolis, Fredericksburg, Virginia and the important Washington, D.C. Metro. As an added bonus, the Liberty Bell franchise is right in the heart of OceanFirst’s New Jersey market and will add additional scale for us in western New Jersey. While some aspects of these markets are new for us, they reflect OceanFirst’s historical strength of bridging seasonal shore and secondary markets into massive high-density urban markets. This linking of highly attractive oceanfront markets located within an extended commute of urban centers is especially appealing in the post-COVID era. Many of our Philadelphia and New York clients first came to know OceanFirst during visits to the shore communities we have banked for more than 100 years.

In addition to the primary objective of growing our commercial bank, there is a critical secondary opportunity as well. OceanFirst has spent years making substantial investments in information technology, digital banking solutions and a risk management infrastructure that’s positioned to scale. Operating the Partners’ business on the OceanFirst technology platform will provide a significant improvement to profitability, an opportunity that will benefit both OceanFirst and Partners stockholders.

Like many well-run community banks, Partners has faced the operating scale headwinds. They have been very effective growing the commercial banking business but their financial performance has been inhibited by back-office operations expense levels that don’t provide competitive benefits to their clients. Together, we can empower the Partners’ teams to be even more productive while significantly improving their operating leverage.

Key to this process will be the conversion of the 2 core processing environments of Partners into the OceanFirst environment. As you know, integrations are a strength at OceanFirst as we have now completed 9 integrations or core migrations in the past 6 years, including 3 core conversions over the past 18 months, all 3 of which were in the midst of the COVID pandemic. Provided we can close the transaction in the first half of 2022, we are already planning for core integrations in June and July of that year, allowing operating leverage in this business to be substantially improved by the third quarter of 2022.

Finally, OceanFirst has consistently targeted financial performance in the top quartile of our peer group. This past summer, we held an Investor Day in which we outlined our post-COVID plan to boost earnings momentum through more robust organic growth and improved operating leverage. Those plans remain on track, and there has been no change in our outlook for the organic growth of the OceanFirst franchise.

The Partners opportunity takes our return expectations one step further and provides material financial benefits. As we realize the operating efficiencies noted earlier and continue our organic growth plan, our performance targets for 2023 will increase. This transaction is modeled to improve 2023 earnings per share by 10%. It will advance our work to strengthen our return on assets target and importantly, the transaction puts our surplus capital to work.

As you may recall, we raised $185 million of capital in the early days of the pandemic to bolster the balance sheet for what might have come. Thankfully, our credit performance has been exceptional, and that extra margin of capital has not been needed to offset pandemic credit risk. This transaction puts that capital to work and has the power to substantially improve our return on tangible common equity. So the combination of extending our commercial bank growth model and taking advantage of the OceanFirst infrastructure and the opportunity to improve shareholder returns make this a highly attractive opportunity for us.

Our business is about risk management, and we give transaction risks serious consideration. We considered 2 areas very carefully before moving forward with this opportunity. First, it’s critical for us to maintain our organic momentum building the OceanFirst commercial bank. The integration of Partners will not impact the terrific commercial banking teams operating throughout New Jersey, New York, Philadelphia and our expansion markets. Those folks are focused on growing their business and won’t miss a beat in that endeavor.

Second, achieving the modeled financial targets is critically dependent upon our ability to improve operating leverage at Partners. We have a strong track record and a disciplined process to track expense optimization in acquired banks. Having hit our target in each of the past 7 whole bank acquisitions, we’re confident of achieving operating leverage expected from this opportunity.

With that, Joe, Mike and I would be happy to take any questions.

Question And Answers

Operator

Our first question today comes from Michael Perito from KBW.

Michael Anthony Perito - Keefe, Bruyette, & Woods, Inc., Research Division - Analyst

Q. I guess my first question, I was wondering if you could give a little bit more color around kind of the lending team you’re acquiring. It seems a big part of this deal is the growth. Saw the chart in the presentation about the CAGR over the last handful of years, which looks pretty robust. But I was wondering if you could maybe just kind of give us a quick average or summarize — summary of the type of talent you’re bringing on and where kind of they were seeing their growth historically. Was it in similar verticals and from similar competitors that you guys are taking market share or something kind of different and expansive to what you’re already accomplishing down there? I’d love to start there, if that’s all right.

Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

A. Yes. Thanks, Mike. That’s a great question, and that’s really central to what attracted us to this opportunity. So their commercial banking teams, and there are several, I’ll have Joe maybe make a few comments about each team, but they cover different markets and a little different verticals. But they’ve all been highly productive. I think one of the most important numbers in that slide presentation is that independent of this deal, Partners has been producing greater than 10% compound annual growth in loans. They’ve been doing that through these teams.

We spent a lot of time with those bankers. They’re staying on to us. We’ve got commitments for them to continue to work with OceanFirst. They’re excited about it. So I think that this is additive to where we were going. And we’re going to need those folks to get real traction and momentum in the markets.

In many cases, when you’re a little constrained by, it could be, a product set like treasury, balance sheet, capital positions, loan to one borrower limits, it can be difficult for top-tier commercial bankers to be as productive as they would like to be. And I think bringing them into OceanFirst will allow them to be even more productive and not serve as a hindrance.

But Joe, maybe make a comment or 2 about the markets. And there are some different markets here.

Joseph J. Lebel - OceanFirst Financial Corp. - President & COO

A. Yes. Mike, I’d tell you that the Delmarva team is probably closely aligned and similar to what we see in our Central Southern New Jersey markets, core markets for us, been in a long period of time, growth markets. You’ve seen it and what they’ve done there. So that customer is probably very similar. They’ll benefit by their long-standing clients that probably have run into the loans to one scenario, deeper balance sheet for us and a better product set.

And then very similar probably in Fredericksburg and then, of course, in Reston, Virginia, which is a new market for them. It’s right in the market for D.C. folks that they’ve acquired from former AUB folks and Access National folks that look for some of the same kind of things that we’re looking for in our expansion markets. So I think it’s a good opportunity for us, a well-ramped customer base and a customer base where we have a significant opportunity to expand in the existing book as well as with our product set, open the door to new clients for them.

Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

A. Mike, I also point out that especially in the Delmarva market, a lot of folks that are new to the Delmarva peninsula are folks that are retiring there from New Jersey and New York, and we have a lot of kindred spirits in that area.

Michael Anthony Perito - Keefe, Bruyette, & Woods, Inc., Research Division - Analyst

Q. Helpful. And then secondly, just in terms of the net interest margin, I was wondering if you could make a comment on how you expect kind of the immediate impact to your margin from this transaction will be but also secondly, how, if at all, you think this could improve or decrease your asset-sensitive position on a pro forma basis for higher rates.

Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

A. I’ll make a couple of quick comments, Mike, and then I’m sure Mike will jump in. But first, obviously, they’ve got a strong net interest margin at Partners today, so that benefits us on day 1. But then in addition, I think as we open up these markets and are less dependent on any one market for growth, that will help us continue to maximize our opportunity for margin because it means that you may have a hypercompetitive situation in one market in any given quarter and you have the ability to optimize that by getting a little growth from a different market.

So I think this helps stabilize it. It’s — their asset sensitivity is not much different than ours. So it really doesn’t change our outlook. But Mike, anything you’d add to that?

Michael J. Fitzpatrick - OceanFirst Financial Corp. - Executive VP & CFO

A. Just only — their NIM after Q3 was 3.02% so that’s about 9 basis points more than ours. So there’s a little bit of accretion there. The cost of funds is fairly high, much higher than ours. There’s opportunity to see that reprice down going forward. And like Chris said, the asset sensitivity is just about like ours, so that wouldn’t change much.

Michael Anthony Perito - Keefe, Bruyette, & Woods, Inc., Research Division - Analyst

Q. Is that largely on the CD side? Because their noninterest-bearing mix seemed pretty high. I mean — but I agree the cost seems a little high relative to that mix. Do they have some higher-cost CDs on there? Or is there something else going on?

Michael J. Fitzpatrick - OceanFirst Financial Corp. - Executive VP & CFO

A. It’s both. It’s a mix. They have a — they’re about 1/3 CDs, so — we’re about 10% CDs. So their mix is a little bit higher cost than ours. So we’ll rotate out of CDs and into core, like we’ve been doing. And then even their core accounts are priced higher than ours. And it’s a different market, but there’s probably some opportunity for repricing down.

Michael Anthony Perito - Keefe, Bruyette, & Woods, Inc., Research Division - Analyst

Q. Got it. And then just last for me and then I’ll step back. Just I was wondering if you could give any additional guidance on 2 kind of functional aspects of the deal: one being the stock/cash split and if you have any initial expectations about how that might range out as the deal closes. And then secondly, a fairly wide range on the closing in the first half of 2022. Any kind of tighter range or at least initial expectations you can provide on when you think the deal could potentially close?

Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

A. Sure. So let me take the second one first in terms of just regulatory and closing. Obviously, anyone who’s been watching the markets has seen that there have been a lot of discussion about the standard under which bank deals will be reviewed. I think that it’s not — it has nothing to do with us or this deal or any deal like it, but I think the regulators need just a little more time than usual to get through the work that they have to do. So we don’t — we never want to be presumptuous about how much time it’s going to take them to do their work. Obviously, in the past, if that were our guide, we would have hoped for an early 2022 closing. Maybe that’s possible, but we just don’t want to be presumptuous. So we’re being conservative in that.

In terms of the cash/stock split, look, we’ve got cash to put to work. We’d be happy if this settles at 40% cash, but it was important to the Partners shareholders that they have an option here. Many of them felt very bullish about OceanFirst shares and wanted to own them. So we wanted to make sure there’s a little latitude there.

We have done a lot of sensitivity analysis as you’d imagine. So if this thing settles at 90-10 or 70-30 or 60-40, it really doesn’t change the economics much. It changes capital levels a little bit. It changes earnbacks a little bit. But you’re talking — in earnbacks, you’re talking about a couple of months. You’re not talking about adding a year to the earnback or anything like that.

So we’re relatively neutral on how it settles. That said, if we had the opportunity to put 40% cash to work, we’d be thrilled to do that. I think that’s — that would produce the best forward earnings momentum.

Operator

Our next question today comes from David Bishop from Seaport Research Partners.

David Jason Bishop - Seaport Research Partners - Senior Analyst

Q. A question for you. I think maybe what could be weighing on the stock obviously, it’s out of the expectations for the continuation of organic growth, at least I think I heard that in terms of the targets that you laid out in terms of last summer, but I think in the past, maybe some of the deals, some of the attrition or runoff from some of the acquisitions, maybe it lingered a little bit longer than expected. As you sort of look at the Partners Bancorp loan portfolio, maybe you could lay out maybe what you expect just in terms of potential runoff or maybe noncore portfolios that could impact at least reported or GAAP growth from a balance sheet perspective. Are there any portfolios that you’re sensitive to that you sort of want to run down or let it trade off?

Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

A. You know what, I think fortunately, this is an opportunity where we don’t see that happening. In some of the other cases, if you recall, let’s say, for example, the Sun or the Cape deal, there were segments of credits that were not to our kind of credit standard, and we expected to see a few hundred million dollars worth of runoff or we had conducted asset sales immediately following closing that kind of reset the earning asset level on day 1. We don’t anticipate that in this case.

And I think as Joe pointed out, you’ve got a couple of different portfolios here. You have the Delmarva portfolio, and that looks almost exactly like traditional OceanFirst, Ocean County, kind of shore-based lending, both residential and commercial, and we felt pretty good about that. And we feel confident in our ability to assess that kind of market in those kinds of loans. And then as you get into the Virginia and Northern Virginia, Annapolis kind of market, that’s like the rest of our franchise. So we don’t expect a big headwind here. That was very important to us. We want to make sure that we continue to grow the bank organically, and we don’t think that’s going to provide any issue.

And this is a company — look, they have been growing, based on their historical growth rate, independently. You would expect that they could add maybe $100 million worth of loans in the next year. Revenue and loan production has not been a challenge for these guys. They’re very good bankers. They come from larger banks, as we have. So we think we’re pretty well aligned there.

And I think we made this point earlier, but as our bank has gotten bigger, we literally — most of our producers will have nothing to do with the integration of this bank. So this is not something where our folks in New York or New Jersey are going to be spending time on it. This is a back-office integration, and we do that really well. We know exactly what we need to do. They operate 2 different core systems platforms. So to consolidate both of those into OceanFirst is a — it’s a project. It’s work. We don’t take it lightly, but it should not have anything to do with interrupting the momentum at the core OceanFirst.

David Jason Bishop - Seaport Research Partners - Senior Analyst

Q. Got it. Appreciate the color. And I noticed in the slide deck, Partners has a pretty decent exposure, it looks like, in multifamily commercial real estate. Obviously, you mentioned Salisbury produced a big, big employer there. The university is expanding, sort of a backdoor way to get into University of Maryland. Do they do much? Or is there opportunity to do much with the university system within Salisbury or the greater producer system there?

Joseph J. Lebel - OceanFirst Financial Corp. - President & COO

A. I don’t think they do too much today, Dave, but there’s absolutely an opportunity. They have a lot of folks that have been in that market for a period of time. Their CEO at Bank of Delmarva, John Breda, has been in that market for 25 years and been at Bank of Delmarva since 2012, a good background in the geography, in the area. So we’re pretty bullish. I think our balance sheet will help them expand opportunities there.

David Jason Bishop - Seaport Research Partners - Senior Analyst

Q. Got it. And one final one, just housekeeping. Any impact in terms of the outlook for you being in the market for share repurchases into the deal?

Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

A. I think it’s just — we still have an appetite to continue to make share repurchases. Obviously, we may temper that just a little bit as we watch and see how this settles. So if it settles — we’re pretty confident it’s going to settle around that 80-20. If it were to settle at 60-40, there’s a lot of cash going out that might affect kind of a buyback through another mechanism.

So we’re just going to watch that settle before we finish the — we’ve got about 3.6 million shares out. So I wouldn’t expect that we’re going to jump on that and try and burn through that too quickly. But we will continue repurchasing to the extent that we can. Obviously, there are windows we have to observe with trading and all that kind of stuff, but the repurchase is still on.

Operator

Our next question today comes from Erik Zwick from Boenning and Scattergood.

Erik Edward Zwick - Boenning and Scattergood, Inc., Research Division - Research Analyst of Northeast Banks

Q. First, a question, I guess, maybe for Mike. With regard to the targeted 40% cost saves, curious if you can provide any detail into the specific areas of Partners’ expense base that will drive those. I’m guessing, a good percentage sounds like it will probably be coming from the kind of the technology and data processing area. But curious if you could kind of give us any guide there.

Michael J. Fitzpatrick - OceanFirst Financial Corp. - Executive VP & CFO

A. Yes. So Erik, the compensation is only about 1/3. But then there’s other areas that are much significant, as you alluded to, some professional fees, director fees. They have 2 Boards there. We’re adding 1 director here, but they have 2 Boards at the 2 different banks. One is in accounting services, public company expense.

They also have CD — core deposit amortization from their combination 2 years ago, which is about $600,000 a year. So that comes off, and then we add ours onto that. But — so there’s some things that are pretty easy targets, like I just mentioned.

Erik Edward Zwick - Boenning and Scattergood, Inc., Research Division - Research Analyst of Northeast Banks

Q. Got you. Is it safe to assume that the kind of the technology in back office is going to be, of that 40%, potentially like half or more? Is that correct?

Michael J. Fitzpatrick - OceanFirst Financial Corp. - Executive VP & CFO

A. Actually, technology — yes. We’re thinking technology is about 40%. So that’s about even with our overall target. The compensation is less than 40%. And then some of those areas that I mentioned take us back to 40%.

Erik Edward Zwick - Boenning and Scattergood, Inc., Research Division - Research Analyst of Northeast Banks

Q. Perfect. That’s helpful, Mike. And then just curious, are you planning or contemplating any reposition transactions for Partners’ balance sheet? I’m thinking maybe either in the securities book or anything on the non-deposit funding side.

Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

A. There’s nothing significant that we plan to do as part of the modeling. Obviously, we noted that their funding cost was substantially higher than ours. So we think that’s an opportunity to bring down over time, especially at a point where we’ve got an excess deposit position today and continue to generate deposits. I mean we grew deposits well over $300 million just last quarter. So I think we have the opportunity to bring that down, but we have not modeled any big reposition in the balance sheet. So that remains kind of an upside opportunity.

Erik Edward Zwick - Boenning and Scattergood, Inc., Research Division - Research Analyst of Northeast Banks

Q. Got it. And then, Chris, on previous calls, you’ve mentioned that the Boston banking market has some characteristics that make it a bit different from some of your legacy markets. With that said, would you consider making an acquisition in that Boston region to give you a physical footprint, similar to what you’ve announced today? I’m just curious about your appetite for potentially having multiple deals pending at a time if you found the right opportunity.

Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

A. Yes. We’re not focused on doing M&A in the Boston market. We have a great organic team. We think they’re going to do a terrific job up there.

And that’s a very different market. There’s a lot of really good players up there, a lot of options. If you were a seller, there’s a lot of great banks you could turn to that would have an inherent advantage over OceanFirst. So we’re not focused on that at all. And look, we think we can do 2 things at once, but this is going to be enough for us to work on for the short term.

Operator

Our next question comes from Russell Gunther from D.A. Davidson.

Russell Elliott Teasdale Gunther - D.A. Davidson & Co., Research Division - Analyst

Q. I want to circle back to the loan growth discussion. So you guys have been very clear that M&A would be more growth focused than funding focused in the past, and it looks like that’s what we’ve got here today. So does it stand to reason that this should prove accretive to the growth targets you’ve put out there of $200 million to $250 million net? And are you able to quantify what that might be at this time?

Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

A. Yes. I think the short answer, Russell, is it would be accretive to our existing — or I guess, the prior target of $250 million a quarter. So we expect to do better than that. I think we’ve got to really fine-tune plans with these guys over sectors and look at some of their larger borrowers who may have an immediate need to do additional work where we could step in. And we’re hopeful — we had a great experience with our Country acquisition, where they had a fantastic list of terrific customers where they were at the max loan to one borrower relationship. And there’s some of that here, so I think we have that opportunity.

The second thing is the new D.C. team that Joe alluded to, these are really, really good folks out of Access National, great track record at that company for many years. Our balance sheet allows them to do more in D.C. than they would have been able to do with the Partners’ balance sheet.

So I would think about it this way. If they were to continue their 10% growth rate, that’s about another $100 million a year in production. So we’ve got to sit down and work through that. It could be a little lower than that, it could be a little higher than that. But that would be on top of our preexisting guidance around loan growth.

Russell Elliott Teasdale Gunther - D.A. Davidson & Co., Research Division - Analyst

Q. That’s very helpful context, Chris. And then just following up to the margin question earlier. So you put out a 3.25% to 3.50% sort of normalized margin. Does this deal accelerate the timing to recognize that, perhaps at the low end? And does it change the magnitude of the bookends?

Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

A. It’s certainly possible, Russell. I think what’s going on is you’ve got the opportunity here in funding costs to try and move the margin maybe a little bit faster. But I’m a little bit guarded just because the amount of liquidity in the world continues to grow. So we continue to see deposit growth. So as long as you’ve got deposits flowing in at the rates they’re coming in, it’s a little bit hard to manage to a margin figure which is covering a lot of cash. But directionally, I think we’re going to have the ability to improve our margin in the long term with this deal.

Russell Elliott Teasdale Gunther - D.A. Davidson & Co., Research Division - Analyst

Q. Is there an excess cash or liquidity position at the target that you can speak to that you’ll be working to get redeployed?

Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

A. There is. They’ve got a few hundred million dollars worth of excess cash as well. So that adds to the excess cash position we have, and it just underscores our focus on organic loan growth.

Operator

Our next question is from Matthew Breese from Stephens Inc.

Matthew M. Breese - Stephens Inc., Research Division - MD & Analyst

Q. Chris, you mentioned earlier that Partners had multiple systems and I think you said multiple regulators. I don’t know them that well. But I was hoping you could provide some more color on that comment. Are you going to need more approvals than what’s typical in this deal because they have 2 bank subsidiaries? And along the same lines, are there multiple core conversions here?

Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

A. So let me take them in turn. So on the regulatory side, although there are multiple charters here, so they have 2 different bank charters under a holding company charter, that adds complexity to their operating environment and their expense — kind of the expense efficiency ratio. Our path to approval is no more complicated than a normal deal. So we’re still going to our regulators, the OCC and the Fed, to receive approval for that. So it’s not more complicated. I think our conservatism around the regulatory process just reflects the world has slowed down a little bit in regulatory approvals, nothing to do with this deal.

And then in terms of the multiple systems conversions, they maintain 2 independent and different core processing environments today. And we anticipate that we would eliminate both of those environments by midyear 2022. And that’s — as Mike said, that’s 40% of the expense saves we anticipate. And that’s something we have done often, we’ve done frequently, we’ve done well. So I think that’s a very low-risk proposition.

And then, as Mike mentioned, you do have additional cost infrastructure because these are independent corporate entities. So you’ve got additional professional services and audit. You even have different regulatory compliance reviews. So these — the subsidiary banks here go through their own regulatory reviews with their regulator independently, not just together. So I think this is an opportunity.

If you look at their efficiency ratio, this is a company that’s done a great job growing, a great job acquiring bankers, but it’s really hard to run in that environment. And if there’s kind of one thing we know how to do well, we can get that cost out to get the efficiencies.

Matthew M. Breese - Stephens Inc., Research Division - MD & Analyst

Q. Okay. And then next one for me is just understanding that the earnback is neutral, depending on if it’s an 80-20 deal or a 60-40 deal. But I was hoping you could comment on what the pro forma EPS accretion and the tangible book dilution is at the extreme? If this is a 60% stock and 40% cash deal, what changes to the pro forma EPS accretion and the tangible book value dilution separately?

Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

A. They’re very modest. They move up like a fraction of a — up or down a fraction of 1%. Mike, I don’t know if you have those — that sensitivity table handy.

Michael J. Fitzpatrick - OceanFirst Financial Corp. - Executive VP & CFO

A. Yes. So the earnback from — at 80-20, it would be 3.2. At 60-40, it would go down to 3.1, a little bit quicker. 100% stock’s going to be 3.3, a little bit slower. So as Chris said, nominal. And the equity ratio, at 80-20, we’re — this is tangible equity, tangible assets, we’d be at 8.4. At 60-40, it would drop to 8.1. And at 100%, 0 cash, it’d go back up to 8.6.

Matthew M. Breese - Stephens Inc., Research Division - MD & Analyst

Q. Okay. Do you have the tangible book value dilution at the 60-40?

Michael J. Fitzpatrick - OceanFirst Financial Corp. - Executive VP & CFO

A. It’s all — it doesn’t even — let’s see. It’s the same. It’s — oh, I see. Sorry, no. At the 60-40, it goes up — sorry, it goes up to about 5%, but then the earnings accretion would be much quicker.

Matthew M. Breese - Stephens Inc., Research Division - MD & Analyst

Q. Okay. The next one, Chris, you just — I was hoping you could comment on M&A from here. More recently, you’ve stated that given the primary focus for the organization is internal organic growth, you mentioned that the hurdle for deals was higher. And I’m paraphrasing a bit, but that was the message I got. So I was hoping you could recalibrate for us expectations around M&A going forward if — and assuming this deal cleared that higher hurdle for OceanFirst.

Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

A. Sure. It’s very important to us, Matt, that we get the 10% earnings per share accretion. Because when I think about deal hurdles — and there’s risk in every deal, right? Do our share — are our shareholders going to be well served by us taking the additional risk and complication, right, being involved in any deal? It doesn’t matter which deal it is. So we look at that 2 ways. We look at the risk in the deal, and we look at the EPS accretion. So getting to that double-digit EPS accretion is something that we felt would be really important to our shareholders, especially given our commitment to get the capital deployed and used and bring our earnings per share back up to where we’d like to see it.

So the second part of that is how much risk do you take in the deal. And in this particular deal, we see that the most significant — there are 2 risks I identified in my comments. First, if this interrupts our organic momentum, then it’s a mistake, right? So we’re very confident. We spent a lot of time thinking about this. The folks we have driving our organic momentum are not going to be distracted by this. It’s not going to be their role to be involved in the integration. These aren’t even in their geographies.

The second part is will you get the cost saves. Because if you don’t get the cost saves, then the premise of the deal isn’t there. We do very careful reviews in each acquisition we’ve done to ensure that we got the cost saves we have initially modeled. And in every deal we’ve done, we’ve been able to hit that number. Given the composition of costs here and the fact that it is systems conversions that we know really well, we thought that was a low risk.

So the double-digit increase in EPS is a very meaningful thing in this environment. That’s not dependent on the yield curve. It’s not dependent on something else happening. And we thought that, that certainly cleared the hurdle.

Matthew M. Breese - Stephens Inc., Research Division - MD & Analyst

Q. Last one for me, just along these lines. So you mentioned double-digit accretion is very important. How do you think about also tangible book value dilution? And part of the issue, I think, here is stand-alone deals from an earnback perspective and accretion perspective, it can all look really solid, can look good, but multiple of them over time can create a sluggishness around tangible book value growth. So how do you think about also making sure that your tangible book value growth over time remains on course with what we see for ROTCE outlooks in the deck?

Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

A. Yes. Well, it’s an important point, Matt. You want to protect your tangible book value but not to the point where you’re using that to forego opportunities to build earnings streams. So we try and balance that off. If you think about over the last year, we’ve added $1 to book value per share. So we have had periods of increasing book value. Over time, our book value has been growing. But we don’t look for book value growth to be the only way we’re contributing to shareholders.

I also think, if you think about the potential earnings valuations, right, that you want to have a mix. You’re not going to get it just on a price book multiple if you don’t have earnings. And if you have earnings but you don’t have the book, you’re going to have a little bit of an anchor holding you back in your multiple. But certainly, we thought that this met those hurdles and it kind of blends it out nicely. It’s not — in aggregate, it’s not a lot of book value dilution in raw dollars, in cents. And we’ve had — we’ve been able to build book value in the last year or so. So we thought it’s time to use it and build up some earnings.

And look, we’re — I’d make this comment, too. This is not an “or” transaction where we’re saying, “Did we want to do organic growth or an acquisition?” It’s an “and” transaction. These are different parts of our company that can both contribute to provide upside. And deploying the capital that we raised last year is an important thing. It’s been weighing on our capital returns. We are doing the buybacks, but this is — also provides a way to do that.

And finally, if you were to pick an efficiency size that you would not want to be in our — in the banking business, it’s right around $10 billion, $11 billion. So we knew we were going to have to cross $10 billion a couple of years ago. It turns out we crossed it into the pandemic, which is a little more complicated. But getting our total assets away from that $10 billion line will help us improve our operating efficiency materially. And so that was all kind of components of our decision.

Operator

We currently have no further questions, so I’ll hand the call back to Christopher Maher for any closing remarks.

Christopher D. Maher - OceanFirst Financial Corp. - Chairman & CEO

A. All right. Thank you very much. Thanks to all for taking the time to be with us today. We look forward to discussing our operating performance with you after year-end. Thank you.

Operator

A. Thank you all for joining today’s call. You may now disconnect your lines

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction with Partners Bancorp (the “Transaction”); the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, stockholder or other approvals, authorizations or consents; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; any projections or plans related to certain financial or operational metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “could,” “may,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Partners Bancorp assumes any duty or obligation (and does not undertake) to update or supplement any forward-looking statements. Because forward-looking statements are, by their nature, to different degrees, uncertain and subject to numerous assumptions, risks and uncertainties, actual results or future events, circumstances or developments could differ, possibly materially, from those that OceanFirst or Partners Bancorp anticipated in its forward-looking statements, and future results and performance could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, under Item 1A “Risk Factors” in Partners Bancorp’s Annual Report on Form 10-K and those disclosed in OceanFirst’s and Partners Bancorp’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, OceanFirst’s and Partners Bancorp’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, stockholder or other approvals, authorizations or consents in connection with the Transaction are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the Transaction; and diversion of management time as a result of the matters related to the Transaction. These risks, as well as other risks associated with the Transaction will be more fully discussed in the prospectus of OceanFirst and proxy statement of Partners Bancorp that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the Transaction. The list of factors presented here, and the list of factors that will be presented in the registration statement on Form S-4, is not, and should not be, considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. For any forward-looking statements made in this communication or in any documents, OceanFirst or Partners Bancorp claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed transaction involving OceanFirst and Partners Bancorp.

In connection with the proposed transaction with Partners Bancorp, OceanFirst intends to file a registration statement on Form S-4 containing a prospectus of OceanFirst and proxy statement of Partners Bancorp and other documents with the SEC. Before making any voting or investment decision, the investors and stockholders of Partners Bancorp are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Partners Bancorp when they become available and any other documents filed by OceanFirst or Partners Bancorp with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Partners Bancorp and/or the proposed transaction. When available, copies of the prospectus of OceanFirst and proxy statement of Partners Bancorp will be mailed to the stockholders of Partners Bancorp. Partners Bancorp investors and stockholders are also urged to carefully review and consider each of OceanFirst’s and Partners Bancorp’s public filings with the SEC, including but not limited to their respective Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OceanFirst and the proxy statement of Partners Bancorp also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at https://oceanfirst.com/ under the tab “Investor Relations” and then under the heading “SEC Filings” or from Partners Bancorp by accessing Partners Bancorp’s website at https://www.partnersbancorp.com/ under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

OceanFirst, Partners Bancorp and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Partners Bancorp’s stockholders in connection with the OceanFirst–Partners Bancorp transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2021 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 20, 2021. Information about the directors and executive officers of Partners Bancorp and their ownership of Partners Bancorp’s common stock is set forth in the proxy statement for Partners Bancorp’s 2021 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 7, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Partners Bancorp’s stockholders in connection with the OceanFirst–Partners Bancorp transaction may be obtained by reading the proxy statement of Partners Bancorp and prospectus of OceanFirst regarding the Partners Bancorp transaction when they become available. Once available, free copies of the proxy statement of Partners Bancorp and prospectus of OceanFirst may be obtained as described on the previous page.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.